SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A


                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                           XTL BIOPHARMACEUTICALS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          AMERICAN DEPOSITORY RECEIPTS,
            EACH REPRESENTING TEN ORDINARY SHARES, PAR VALUE NIS 0.02
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    98386D109
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 JOSEPH EDELMAN, 499 PARK AVENUE, 25TH FLOOR, NEW YORK, NY 10022, (646) 205-5300
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICE AND COMMUNICATIONS)

                                NOVEMBER 18, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.



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CUSIP No. 98386D109                                      13D/A                            Page 2 of 7 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          PERCEPTIVE ADVISORS LLC
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
          (a)

          (b)
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER        510,000
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   510,000
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  510,000
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              0.17%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 98386D109                                      13D/A                            Page 3 of 7 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          JOSEPH EDELMAN
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER          0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                 510,000
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER              0
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   510,000
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  510,000
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     0.17%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 98386D109                    13D/A                   Page 4 of 7 Pages

ITEM 1  SECURITY AND ISSUER

         This Schedule 13D/A relates to the ordinary shares, par value NIS 0.02 (the "Ordinary Shares") (represented by ownership of American Depository Receipts), of XTL Biopharmaceuticals Ltd. (the "Issuer"). The address of the principal executive offices of the Issuer is 711 Executive Blvd., Suite Q, Valley Cottage, NY 10989.

ITEM 2  IDENTITY AND BACKGROUND

         (a) The names of the persons filing this Schedule 13D/A (the "Schedule") are Perceptive Advisors LLC, a Delaware limited liability company (the "Investment Manager") and Joseph Edelman, the Managing Member of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Perceptive Life Sciences Master Fund Ltd., a Cayman Islands company (the "Fund"), and to an account of First New York Trading, LLC (the "FNY Account"), has sole power to vote and dispose of the Ordinary Shares held by the Fund and the FNY Account. The Investment Manager disclaims any economic interest in or beneficial ownership of the Ordinary Shares covered by this Schedule.

         (b) The business address of the Reporting Persons is 499 Park Avenue, 25th Floor, New York, NY 10022.

         (c) This Schedule is filed on behalf of the Investment Manager, Mr. Edelman, the Fund and the FNY Account. The Fund and FNY Account are the record and direct beneficial owners of the Ordinary Shares reported herein. The Investment Manager is the investment manager to the Fund and the FNY Account. Mr. Edelman is the Managing Member of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of each of the Fund and the FNY Account is to invest in securities.

         (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) Perceptive Advisors LLC is organized under the laws of Delaware, USA. Mr. Edelman is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund and the FNY Account sold the Ordinary Shares in open market transactions.



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CUSIP No. 98386D109                     13D/A                  Page 5 of 7 Pages


ITEM 4  PURPOSE OF TRANSACTION

         The Reporting Persons sold the Ordinary Shares of the Issuer in the ordinary course of business.

         The Reporting Persons expect to acquire or dispose of additional Ordinary Shares via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional Ordinary Shares. Such decisions will be made based on trading activity and the relative value of the Ordinary Shares, as defined by market conditions.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 510,000 Ordinary Shares as of November 21, 2008, which represent 0.17% of the Issuer's outstanding Ordinary Shares. Mr. Edelman beneficially owns 510,000 Ordinary Shares (comprised of 510,000 Ordinary Shares held by the Fund).

         The percentage calculation was based on the number of Ordinary Shares the Issuer reported as outstanding on its Form S-8 as filed with the Commission on October 28, 2008. The amount of outstanding Ordinary Shares reported on such Form was 292,805,326 as of June 30, 2008.


                                  Sole      Shared       Sole           Shared
                                 Voting     Voting    Dispositive    Dispositive
                                 Power      Power       Power           Power
                              ----------- ---------- --------------- -----------
Perceptive Advisors LLC           0       510,000         0             510,000
Joseph Edelman                    0       510,000         0             510,000

     The aggregate amount of shares owned by the Reporting Persons is 510,000.

         (c) Except as set forth below, there have been no transactions in the Ordinary Shares by any of the Reporting Persons during the past sixty days.



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CUSIP No. 98386D109                      13D/A                Page 6 of 7 Pages

         During the past sixty days, the Reporting Persons effected the following sales of Ordinary Shares in open market transactions:

              -------------- ----------------- -------------
                   DATE         SHARES SOLD         PRICE
              -------------- ----------------- -------------
                11/18/2008          2,974          0.159
                11/18/2008         40,000          0.1614
                11/18/2008        194,325          0.14095
                11/18/2008         40,000          0.1528
                11/18/2008         29,957          0.1528
                11/18/2008      2,468,136          0.140936
                11/18/2008        269,645          0.15285
                11/19/2008        960,000          0.15280
                11/19/2008         71,100          0.1489
                11/19/2008         50,000          0.1551
                11/21/2008        960,000          0.14890
                11/21/2008        925,926          0.1526

         (d) Not applicable.

         (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Ordinary Shares on November 21, 2008.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated as of December 3, 2008, by and among Perceptive Advisors LLC and Joseph Edelman.



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CUSIP No. 98386D109                     13D/A                 Page 7 of 7 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 3, 2008
Date

/s/ Perceptive Advisors LLC
Signature

Joseph Edelman/Managing Member
Name/Title


December 3, 2008
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.




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                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of December 3, 2008, by and among Perceptive Advisors LLC and Joseph Edelman.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D/A (including amendments thereto) with regard to the Ordinary Shares of XTL Biopharmaceuticals Ltd., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of December 3, 2008.



December 3, 2008
Date

/s/ Perceptive Advisors LLC
Signature

Joseph Edelman/Managing Member
Name/Title


December 3, 2008
Date

/s/ Joseph Edelman
Signature

Joseph Edelman
Name/Title